Exhibit 99.2

Director’s Shareholding

London: Monday, March 21, 2016: Hutchison China MediTech Limited (“Chi-Med”) (AIM / Nasdaq: HCM) received notification on 18 March 2016 that Ms Edith Shih, Non-executive Director, has purchased 40,741 American Depositary Shares (“ADSs”, each represents one-half of one ordinary share) of the Company at a price of US$13.50 per ADS on 17 March 2016.

Following this purchase, Ms Shih is beneficially interested in 40,741 ADSs and 60,000 ordinary shares, representing approximately 0.13% of the current issued share capital of Chi-Med.

Ends

Contact

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)

US Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340
Susan Duffy, BMC Communications	+1 (917) 499 8887

Investor Relations
Jillian Connell, The Trout Group	+1 (646) 378 2956
David Dible, Citigate Dewe Rogerson	+44 20 7638 9571
+44 7967 566 919 (Mobile)

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500

Notes to Editors

About Chi-Med

Chi-Med is a China-based, globally-focused healthcare group which researches, develops, manufactures and sells pharmaceuticals and health-related consumer products.  Its Innovation Platform focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.